Exhibit 99.1

Fort Technology Grants Restricted Share Units

Toronto, Ontario, Canada, Sept. 02, 2026 (GLOBE NEWSWIRE) -- Fort Technology Inc. (NASDAQ: FRTT; TSXV: FORT) (“Fort” or the “Company”), today announces that it has granted an aggregate of 102,857 restricted share units (“RSUs”) pursuant to the Company’s “fixed 20%” Omnibus Equity Incentive Plan (the “Plan”). The Plan received shareholder approval on August 21, 2025, and TSX Venture Exchange approval on August 27, 2025.

Pursuant to the Plan, the aggregate number of Common Shares issuable under the Plan in respect of all awards granted by the Company may not exceed 1,904,285 Common Shares. The grants include 30,000 RSUs to an officer and an aggregate of 72,857 RSUs to consultants. Al of the RSUs granted vest as follows: half (1/2) on June 22, 2027 and then one-eight (1/8) of the remaining balance vest every 3 months thereafter, subject to the terms and conditions of the Plan and the applicable award agreements. The grants remain subject to the Plan and the policies of the TSX Venture Exchange.

About Fort Technology

Fort is engaged in the retail sale of consumer products, primarily serving the pest control and remedial repair industries. Fort develops, markets and sells a range of products for both amateur and professional customers under its proprietary brands, including Roshield, Entopest, Rempro and BirdGo. Products are sold primarily through Amazon marketplaces in the United Kingdom and Europe as well as through other online sales channels. Fort currently serves customers throughout the United Kingdom and continental Europe and plans to expand its retail operations into the United States, subject to applicable regulatory approvals, including through the acquisition of Logia USA Inc, a company focused on selling advanced fuel integrity solutions for data centers and other mission-critical facilities in the United States.

For further information, please contact:

Gabi Kabazo
Chief Executive Officer
Fort Technology Inc.
Telephone: (604) 833-6820
Email: Office@Fort-Tech.io

Investor Relations Contact

Michal Efraty
Adi and Michal PR-IR
Investor Relations, Israel
michal@efraty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (collectively, “forward-looking statements”). Fort intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be about future events, including the anticipated benefits of the Agreement; the ability of SVL to successfully market, promote and distribute Logia USA’s products throughout the Territories; the expected commercialization and adoption of Logia USA’s fuel integrity solutions within data centers and other mission-critical facilities; the identification of additional sales opportunities outside the Territories; the growth of the Midwest critical infrastructure and data center markets; and the Company’s expectations regarding future revenue growth, customer acquisitions and business development opportunities arising from the Agreement.

The words “anticipate”, “believe”, “expect”, “project”, “predict”, “will”, “forecast”, “estimate”, “likely”, “intend”, “outlook”, “should”, “could”, “may”, “target”, “plan” and other similar expressions can generally be used to identify forward-looking statements. Any forward-looking statements in this press release are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Form 20-F registration statement (File No. 001-43178), as amended, as filed with the SEC on May 1, 2026 or the Company’s publicly filed documents which are available on SEDAR+ at www.sedarplus.ca. All forward-looking statements contained in this press release speak only as of the date on which they were made. Fort undertakes no obligation to update such statements to reflect changes in assumptions or changes in events that occur or circumstances that exist after the date on which they were made other than as required by applicable laws, rules and regulations.